SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

iPCS, INC.
(Name of Subject Company (Issuer))
IRELAND ACQUISITION CORPORATION
a wholly-owned subsidiary of
SPRINT NEXTEL CORPORATION
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44980Y305
(CUSIP Number of Class of Securities)

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Telephone: (913) 794-1496
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Michael J. Egan
Adam M. Freiman
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$437,782,224	$24,428.25

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of up to 18,240,926 shares of common stock, $0.01 par value per share, of iPCS, Inc. (“Shares”), at a purchase price of $24.00 per share. Such number of Shares represents the fully diluted number of Shares and consists of: (i) 16,539,190 Shares issued and outstanding; and (ii) 1,701,736 Shares subject to options outstanding under iPCS, Inc.’s stock plans. The calculation of the filing fee is based on capitalization information provided by iPCS, Inc. as of October 23, 2009, with respect to (i) above, and as of October 18, 2009, with respect to (ii) above.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010 equals 0.0000558 multiplied by the Transaction Valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,428.25 Form or Registration No.: Schedule TO Filing Party: Ireland Acquisition Corporation and Sprint Nextel Corporation Date Filed: October 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009, by Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), and Sprint Nextel, as amended by Amendment No. 1 filed with the SEC by the Offeror and Sprint Nextel on November 13, 2009, Amendment No. 2 filed with the SEC by the Offeror and Sprint Nextel on November 17, 2009, Amendment No. 3 filed with the SEC by the Offeror and Sprint Nextel on November 18, 2009 and Amendment No. 4 filed with the SEC by the Offeror and Sprint Nextel on November 25, 2009 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), for $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Sprint Nextel.
     The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO or the Offer to Purchase, as the case may be.
Item 1. Summary Term Sheet.
Item 4. Terms of the Transaction.
Item 11. Additional Information.
     The information set forth in Item 1, Item 4 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text to the end of each such item:
     “The Offer expired as scheduled at 12:00 midnight, New York City time, on November 25, 2009. The Offeror has been advised by the Depositary that approximately 10.399 million Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 62.8% of the Shares outstanding as of November 25, 2009. The Depositary has also advised the Offeror that it has received commitments to tender approximately 1.893 million additional Shares pursuant to the Offer’s guaranteed delivery procedures. The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition.
     On November 27, 2009, the Offeror accepted for payment all Shares that were validly tendered and not properly withdrawn (including certain Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures) in accordance with the terms and conditions of the Offer and applicable law.
     In addition, on November 27, 2009, the Offeror exercised its Top-Up Option pursuant to the Merger Agreement, which permits the Offeror to purchase additional Shares directly from the

Company at a price per share equal to the Offer Price. The Offeror expects to complete the acquisition of Shares pursuant to the Top-Up Option on December 4, 2009.
     Sprint Nextel will complete the acquisition of the Company no later than December 7, 2009 through the merger of the Offeror with and into the Company in accordance with applicable provisions of Delaware law that authorize the completion of the Merger as a short-form merger without a vote, meeting or any further action by the stockholders of the Company. Pursuant to the terms of the Merger Agreement, each Share not previously tendered (other than Shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be converted into the right to receive a price per share equal to the Offer Price. Following the Merger, the Company will continue as the surviving corporation and become a wholly-owned subsidiary of Sprint Nextel, the separate corporate existence of the Offeror will cease and the Shares will cease to be traded on NASDAQ.
     The press release announcing the expiration and the results of the Offer is filed as Exhibit (a)(1)(K) hereto and is incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(K)	Press release, dated November 27, 2009.

EXHIBIT INDEX

(a)(1)(K)	Press release, dated November 27, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT NEXTEL CORPORATION
By:	/s/ John W. Chapman
	Name:	John W. Chapman
	Title:	Vice President & Assistant Secretary

IRELAND ACQUISITION CORPORATION
By:	/s/ John W. Chapman
	Name:	John W. Chapman
	Title:	Vice President

Date: November 27, 2009

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